

September 27, 2010

Laurence M. Downes
Chief Executive Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re:** **New Jersey Resources Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 14, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 4, 2010**
> **File No. 001-08359**

Dear Mr. Downes:

We have reviewed your response to our comment letter dated August 31, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to our comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

1. We note your response to prior comment one of our letter dated August 31, 2010. Please identify the 14 performance measures and the corresponding performance targets for each measure or, to the extent you believe disclosure of these targets

are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

   Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director